BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

September 20, 2005

Item 3	Press Release

Date of Issuance: September 20, 2005
Place of Issuance: Vancouver, British Columbia

The news release was distributed through Stockwatch, Market News and CCN Matthews.

Item 4	Summary of Material Change

The Company announced early exploration results at the Slaven Canyon project, Nevada.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask, Chairman of the Board
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 20th day of September, 2005.

“Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Early Exploration Results at the Slaven Canyon Project, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
September 20, 2005

White Knight Resources Ltd. (the “Company”) is pleased to announce early results from its Phase I exploration program at the Slaven Canyon Project, Nevada. The primary objective of this program is to determine the extent of the gold system, as well as its proximity to favourable structure and host rocks. The program is currently ongoing, and the Company is reporting significant extensions to the known gold resources. The Company has completed 24 shallow, reverse circulation drill holes, distributed over about 16 square kilometres (6 square miles) of the property, and one deep “stratigraphic” diamond core hole to a depth of 789 meters (2,589 feet). The Company encountered difficult drilling conditions. As a consequence, only 30% of the holes drilled reached their planned depth. Management is employing alternate drilling techniques for the ongoing drilling programs. Assay results and geologic analysis from the diamond core hole (SL-21) are pending. Significant gold intercepts from the reverse circulation holes are shown in the following table.

Recent Drill Results
Drill Hole	From (metres)	To (metres)	Intercept* (metres)	Intercept* (feet)	Au (g/t)	Au (opt)
SL-5 incl.	94.5 96.0	102.1 97.5	7.6 1.5	25 5	2.10 5.21	0.070 0.170
SL-6	42.7	45.7	3.0	10	1.24	0.040
SL-10	50.3	54.9	4.6	15	1.13	0.036
SL-12	128.0	132.6	4.6	15	0.53	0.017
SL-13 incl.	121.9 125.0	129.5 126.5	7.6 1.5	25 5	0.68 1.07	0.022 0.034
SL-13 incl.	135.6 137.2	147.8 138.7	12.2 1.5	40 5	0.55 1.34	0.019 0.043
SL-14	86.9	97.5 (end of hole)	10.6	35	1.00	0.032
Sl-17	97.5	103.6	6.1	20	0.71	0.023

* True widths are unknown

News release dated Sep 20/05

A total of 409 rock chip samples have been collected over the entire 26 square kilometre property (10 square miles). The assay values range from no detectable gold to 17.1 g/t (0.55 opt) gold, with 33 samples containing over 1.0 g/t (0.032 opt) gold. Continuous rock chip samples from a new drill road cut on the southern portion of the project has returned 52 metres (170 feet) at 1.06 g/t (0.034 opt) gold, including 7.6 metres (25 feet) at 3.8 g/t (0.122 opt) gold. True width for this mineralization is unknown and additional surface work will be required to establish the true width. Structural mapping, as well as soil and rock chip sampling are underway in an effort to understand where gold mineralization is trending from the well-mineralized road cut.

The Slaven Canyon project is located about 20 kilometres (12 miles) north of the 23 million ounce Pipeline gold mine, which is owned by the Cortez Joint Venture. The Company controls a 13 kilometre (eight-mile) long segment of the northern projection of the Pipeline fault zone, which is the main controlling structure at the Pipeline-South Pipeline deposits.

Detailed gravity, air-mag and magneto-telluric data were collected prior to drilling. This geophysical data pointed to a series of north-south structures, one of which coincides with a train of gold anomalies that trends from the Pipeline deposit to Slaven Canyon. The geophysical data also suggests shallow Lower-plate limestones might exist in the project area. Lower-plate limestone was the target of the deep stratigraphic drill hole SL-21, which was completed with diamond core to a depth of 2,589 feet. Age dating and petrography work are necessary to interpret the stratigraphy in SL-21 and assays are pending.

The claims cover an historic mineral resource estimated in 1995 by Alta Gold Corp. of approximately 92,600 ounces of gold (2.9 million tons @ 0.032 opt gold with a cut-off of 0.015 oz/ton) (see news release dated November 26, 2004). Holes SL-5, SL-6, SL-10, SL-12, SL-13 and SL-14 were drilled 200 to 300 metres (600 to 100 feet) north of previous drilling by Alta Gold and Nerco. The best intercepts from previous drilling are shown in the following table and are referred to as “Resource 1”. Based on the results from our new drilling, we have discovered a new shallow, gold-mineralized zone that is offset from Resource 1. The new zone remains open-ended to the north and west. Additional drilling will test the area between Resource 1 and the Company’s new gold zone. If connected, the area of gold mineralization will cover about one square kilometre. Additionally, shallow angle holes are planned to test for higher grade vertical structures.

Historic Drill Results
Drill Hole	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au (g/t)	Au (opt)
SC 9210	9.1	39.6	30.5	100	1.52	0.049
SC 9203	15.2	35.1	19.9	60	1.62	0.052
SC 27	56.4	64.0	7.6	25	2.58	0.083
SC 9257	77.7	97.5	19.8	65	1.71	0.055
SC 9212	0	10.7	10.7	35	1.21	0.039

Because of the character of the new shallow mineralization, a deep core hole is planned that will be drilled at the site of SL-13 to a depth of at least 600 metres (2,000 feet). It is believed the shallow gold mineralization is leakage off a deeper, larger, gold-mineralized zone, similar to the model observed on the Carlin Trend near the giant Gold Quarry and Goldstrike mines.

Five drill rigs are currently turning on the Company’s Gold Pick, Fye Canyon, Celt, Indian Ranch and New Pass projects.

News release dated Sep 20/05

Webcast

White Knight Resources will be having a conference call/webcast to discuss the results.

Conference Call / Webcast
Call-in details for the conference call are:

Date: September 21, 2005
Time: 10:00 am (Pacific) / 1:00 pm (Eastern)
Toll Free: 1-800-814-4857

To access the webcast: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1244760

A replay of this conference call will be available from September 21 to September 28 and will be posted on White Knight’s website: www.whiteknightres.com. The replay number is:

Numbers: 416-640-1917
Passcode: 21153118#

Quality Control

Drill cuttings and core were logged on the project site by contract geologists under the supervision of White Knight’s project manager. Rock-chip and road-cut samples were collected by White Knight personnel and by contract geologists under the supervision of the project manager. Rock samples and drill cuttings were bagged, sealed and shipped directly to American Assay Laboratories in Sparks, Nevada for sample preparation and analysis. All samples were analyzed for gold and silver by fire-assay technique. The Company employs an assay quality-control program consisting of the insertion of coarse field blanks, duplicates, and repeat samples of coarse rejects. Duplicate umpire samples of drill cuttings are analyzed by Chemex Labs in Sparks, Nevada.

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

On behalf of the Board of Directors,

“John M. Leask”
John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.